UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

894275-20-9

(CUSIP Number)

Michael E. Montgomery
4925 Greenville Avenue, Suite 955
Dallas, Texas 75206
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
phone: (972) 680-7553
fax: (972) 692-9053

April 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:     [   ]

SCHEDULE 13D

CUSIP No. 894275-20-9

(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Michael E. Montgomery

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	(7)	SOLE VOTING POWER
NUMBER OF		2,852,258
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		2,852,258

	(10)	SHARED DISPOSITIVE POWER
		0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,566,544*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3%*

(14)	TYPE OF REPORTING PERSON

IN

* Includes (1) 2,097,972 shares of Common Stock owned of record by Montgomery, (2) 40,000 shares of Common Stock that may be purchased by Montgomery pursuant to employee stock options during the next 60 days, (3) 50,000 shares of Series A Preferred Stock owned by Montgomery that is convertible into 714,286 shares of Common Stock at the option of Montgomery and (4) 50,000 shares of Series A Preferred Stock owned by Faye C. Briggs, Montgomery's mother, that is convertible into 714,286 shares of Common Stock at the option of Ms. Briggs. The holdings of Ms. Briggs are included in the number of shares reported herein, as Montgomery and Ms. Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Montgomery disclaims the beneficial ownership of the shares of Series A Preferred Stock and underlying shares of Common Stock held by Ms. Briggs.

          This Amendment No. 6 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Michael E. Montgomery with the Securities and Exchange Commission ("SEC") on August 2, 2002 relating to the Common Stock of Trek Resources, Inc. (the "Company"), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 26, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on December 3, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on December 11, 2002, Amendment No. 4 to Schedule 13D filed with the SEC on April 1, 2003 and Amendment No. 5 to Schedule 13D filed with the SEC on September 15, 2003 (as amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing.

The main purpose of this Amendment is to amend the information contained in Items 4, 6 and 7 of the Filing. Except as set forth in this Amendment, all previous Items of the Filing remain unchanged.

Item 4 Purpose of the Transaction.

          On April 12, 2005, Montgomery and his mother, Faye C. Briggs ("Briggs"), acted by written consent in lieu of a meeting of the stockholders of the Company to approve a certificate of amendment to the Company's certificate of amendment to effect a 1-for-100 reverse stock split of the Common Stock (the "Reverse Stock Split"). The approval of Montgomery and Briggs constituted the approval of the holders of (a) a majority of the outstanding shares of Common Stock and Series A convertible preferred stock of the Company, voting together as a single class and on an as-converted to common stock basis, and (b) a majority of the outstanding shares of Common Stock, voting separately as a class. The Reverse Stock Split was approved by the Company's board of directors on January 10, 2005. Montgomery anticipates that the Reverse Stock Split, if effected, will reduce the number of holders of record of Common Stock to less than 300 and that the Company will file a Form 15 with the SEC to terminate its obligations to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended. Montgomery and Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Montgomery disclaims the beneficial ownership of the shares of Series A Preferred Stock and underlying shares of Common Stock held by Briggs.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See "Item 4. - Purposes of the Transaction" above.

Item 7. Material to be Filed as Exhibits.

Exhibit V	Action by Written Consent of the Stockholders of Trek Resources, Inc., dated April 12, 2005, executed by Montgomery and Briggs.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. Montgomery
Michael E. Montgomery
Date: April 15, 2005

EXHIBIT INDEX

Exhibit V	Action by Written Consent of the Stockholders of Trek Resources, Inc., dated April 12, 2005, executed by Montgomery and Briggs.